mR



10035900

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWFS Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Second Floor – 8525 East Orachard Road
(No. and Street)

Greenwood Village	Colorado	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Oettel (303) 737-1106
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Suite 3600 – 555 Seventeenth Street	Denver	Colorado	80302-3942
(Address)	(City)	(State)	(Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glen R. Derback, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWFS Equities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title


KARA P KERR
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 09/27/2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
GWFS Equities, Inc.
Greenwood Village, Colorado

We have audited the accompanying statement of financial condition of GWFS Equities, Inc. (the "Company"), a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company, as of December 31, 2009, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of GWFS Equities, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2010

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

		2009
ASSETS		
Cash	$	442,932
Short-term investments, available-for-sale (amortized cost approximates fair value)		7,116,287
Securities commissions receivable		29,825,323
Other assets		20,000
TOTAL	$	37,404,542
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accrued expenses and other liabilities	$	124,889
Due to affiliates		31,843,703
Total liabilities		31,968,592
STOCKHOLDER'S EQUITY:		
Common stock, no par value; 10,000 shares authorized; 4,000 shares issued and outstanding		2,200,000
Additional paid-in capital		2,875,000
Retained earnings		360,950
Total stockholder's equity		5,435,950
TOTAL	$	37,404,542

See notes to financial statements.

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

		2009
REVENUES:		
Securities commissions	$	132,028,677
Marketing and communication fees		166,653
Interest income		16,090
Total revenues		132,211,420
EXPENSES:		
Services level agreement expenses		132,009,269
General and administrative		202,151
Total expenses		132,211,420
NET INCOME	$	0

See notes to financial statements.

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, JANUARY 1, 2009	4,000	$ 2,200,000	$ 2,875,000	$ 360,950	$ 5,435,950
Net income					0
BALANCE, DECEMBER 31, 2009	4,000	$ 2,200,000	$ 2,875,000	$ 360,950	$ 5,435,950

See notes to financial statements.

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

		2009
OPERATING ACTIVITIES:		
Net income	$	0
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilties:		
Due to affiliates		(4,161,065)
Securities commissions payable		(11,201,400)
Accrued expenses and other liabilities		72,661
Other assets		41
Net cash used by operating activities		(15,289,763)
INVESTING ACTIVITIES:		
Net change in short-term investments		(16,130)
Net cash used in investing activities		(16,130)
NET DECREASE IN CASH		(15,305,893)
CASH - beginning of year		15,748,825
CASH - end of year	$	442,932

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization – GWFS Equities, Inc. (the "Company" or "GWFS") is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company ("GWL&A"), an insurance company domiciled in Colorado. GWL&A is a wholly-owned subsidiary of GWL&A Financial, Inc., a holding company. GWL&A Financial, Inc. is a wholly-owned subsidiary of Great-West Lifeco U.S. Inc. ("Lifeco U.S.") and an indirect wholly-owned subsidiary of Great-West Lifeco Inc. ("Lifeco"), a Canadian holding company.

The Company provides communication and marketing services for financial products to group retirement plans and to individuals. The Company acts as a non-clearing broker/dealer and is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Basis of Presentation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash - Cash includes only amounts in demand deposit accounts.

Investments - Short-term investments include fixed income securities purchased with initial maturities of one year or less and are carried at amortized cost. The Company considers short-term investments to be available-for-sale and amortized cost approximates fair value.

Income Taxes - The Company is included in a consolidated income tax return filed by Lifeco U.S. Income taxes are recorded using an asset and liability approach that, among other provisions, requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences in amounts that have been recognized in the Company's financial statements and tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered.

Securities Commissions - Commissions are recognized on a trade-date basis as securities transactions occur. Related service level agreement expense is recognized as commissions are incurred.

Marketing and Communication Fees - Revenue is recognized as earned.

Due to Affiliates - Due to affiliates represents non-interest bearing amounts, which are due upon demand.

3. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No.168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162" ("SFAS No. 168"). SFAS No. 168 establishes the FASB Accounting Standards Codification™ (the "ASC") as the single source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles in the United States ("GAAP") applied by nongovernmental entities. All previously issued GAAP authoritative pronouncements are superseded and replaced by the ASC and are considered non-authoritative. The ASC also established that rules and interpretative releases of the Securities and Exchange Commission (the "SEC") under authority of federal securities laws are also sources of GAAP for SEC registrants. SFAS No. 168 and the ASC are effective for interim or annual financial periods ending after September 15, 2009. The Company adopted SFAS No. 168 and the ASC for its fiscal year ended December 31, 2009.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, "Subsequent Events" ("SFAS No. 165"). Effective July 1, 2009, SFAS No.165 was superseded and replaced by certain provisions of ASC topic 855, "Subsequent Events" ("ASC topic 855"). These provisions of ASC topic 855 require companies to establish principles and requirements for subsequent events. Specifically, these provisions of ASC topic 855 require the disclosure of the period after the balance sheet date through which management has evaluated events and transactions that may occur for potential recognition or disclosure in a company's financial statements. In addition, these provisions of ASC topic 855 provide the circumstances under which the disclosures are required of an entity regarding events and circumstances that have occurred after the balance sheet date but before financial statements are issued or are available to be issued. These provisions of ASC topic 855 are effective for interim or annual financial periods ending after June 15, 2009. The Company adopted these provisions of ASC topic 855 for its fiscal year ended December 31, 2009. The adoption of these provisions of ASC topic 855 did not have an impact on the Company's financial position or the results of its operations.

4. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's assets recorded at fair value have been categorized based upon the following fair value hierarchy:

Level 1 – Valuations based on quoted prices for identical securities in active markets.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the fair measurement.

At December 31, 2009, the Company held $7,116,287 of short-term investments measured at fair value on a recurring basis, $18,218 in Level 1 and $7,098,069 in Level 2.

5. RELATED PARTY TRANSACTIONS

Service level agreement expenses represent fees paid to certain affiliates for developing, negotiating, and completing contracts. In addition, the Company has an administrative services agreement with GWL&A whereby GWL&A assumes responsibility for payment of general and administrative expenses incurred by the Company. Payments received in accordance with the administrative service agreement are included within securities commissions. Accordingly, the accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the company were operated as an unaffiliated entity.

6. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. The rule requires minimum net capital of 6-2/3% of aggregate indebtedness, or $25,000, whichever is greater, and the rule prohibits withdrawal of equity or the payment of dividends if aggregate indebtedness exceeds 1,000% of net capital. At December 31, 2009, the Company had net capital of $5,435,586 which was $3,304,345 in excess of its required net capital of $2,131,241. Aggregate indebtedness at December 31, 2009 was $31,968,592 and the ratio of aggregate indebtedness to net capital was 5.88 to 1.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition or disclosure in the Company's financial statements through February 25, 2010, the date on which the Company's financial statements were issued. No subsequent events have occurred requiring its recognition or disclosure in the Company's financial statements.

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

TOTAL STOCKHOLDER'S EQUITY	$	5,435,950
DEDUCT NON-ALLOWABLE ASSETS		(364)
NET CAPITAL	$	5,435,586
AGGREGATE INDEBTEDNESS	$	31,968,592
MINIMUM NET CAPITAL REQUIRED	$	2,131,241
EXCESS NET CAPITAL	$	3,304,345
EXCESS NET CAPITAL AT 1,000%	$	2,238,727
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		5.88:1

There were no differences between the computation of net capital above as compared to amounts reported by GWFS Equities, Inc. in its unaudited Form X-17a-5 Part IIA as of December 31, 2009, filed with the Financial Industry Regulatory Authority, Inc. on January 26, 2010.

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

February 25, 2010

GWFS Equities, Inc.
Greenwood Village, Colorado

In planning and performing our audit of the financial statements of GWFS Equities, Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

GWFS Equities, Inc.
(a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

(SEC I.D. No. 8-33854)
Financial Statements and Supplemental Schedules
as of and for the Year Ended December 31, 2009 and
Independent Auditors' Report and Supplemental
Report on Internal Control
Filed Pursuant to Rule 17a-5(e)(3)